2/11


05005757

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Entera Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4335 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/15/05

NOTICE OF THE ANNUAL MEETING OF SHAREHOLDERS

OF

ENTERRA HOLDINGS LTD.

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of ENTERRA HOLDINGS LTD. will be held at 44 Union Boulevard, Suite 300, Lakewood, Colorado, USA on the 9th day of November 2004 at 5:00 o'clock in the afternoon (local time) for the following purposes:

1. To elect Directors of the Company.
2. To receive and confirm the financial statements of the Company as at December 31, 2003, together with the report of the auditors thereon.
3. To appoint Deloitte & Touche as auditors and to authorize the Board of Directors to fix their remuneration.
4. To consider any other business as may properly come before the meeting or any adjournment thereof.

Shareholders are requested to vote, date, sign and mail their proxies on the form enclosed even though they may plan to attend the meeting. If Shareholders are present at the meeting, their proxies may be withdrawn and they may vote in person on all matters brought before the meeting, as described more fully in the Proxy Statement.

DATED at Mississauga, Ontario the 3rd day of October, 2003.

BY ORDER OF THE BOARD OF DIRECTORS



J.R.Schultz, Secretary/Treasurer

2390 ARGENTIA ROAD, MISSISSAUGA, ONTARIO L5N 5Z7
TELEPHONE (905) 819-0600 FAX (905) 819-9922

PROXY STATEMENT
FOR THE ANNUAL MEETING OF
SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.

This Proxy Statement is furnished to Shareholders by the Board of Directors of Enterra Holdings Ltd. (the "Company"), in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders ("AGM") on the 9th day of November, 2004 at 5:00 o'clock in the afternoon (local time), and at any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and accompanying Proxy Request and Notice of Annual Meeting are first being mailed to Shareholders on October 3, 2003.

If the enclosed Proxy Request form is properly executed and returned the shares represented thereby will be voted in accordance with its terms. Proxies must be received by the Secretary/Treasurer of the Company on or before the close of business on November 4, 2004 in order to be voted at the AGM. A return envelope has been enclosed for your convenience.

VOTING SECURITIES

RECORD DATE AND VOTING OF SECURITIES

The New Brunswick Business Corporations Act provides that Shareholders of record on the date immediately proceeding the date of this notice are entitled to notice of and to vote at the AGM. On October 3, 2003 the Company had a total of 5,352,275 Common Shares outstanding and entitled to vote.

In the final vote for the Board of Directors, each shareholder is entitled to vote for the complete list or they may spread their votes between particular listed/unlisted candidates. The bylaws of the Company state:

> Each shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him/her multiplied by the number of directors to be elected, and he/she may cast all such votes in favour of one candidate or distribute them among the candidates in any manner.
>
> If a shareholder has voted for more than one candidate without specifying the distribution of his/her votes among the candidates, he/she shall be deemed to have distributed his/her votes equally among the candidates for whom he/she voted.
>
> If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes shall be eliminated until the number of candidates remaining equals the number of positions to be filled.

ELECTION OF DIRECTORS

The Directors of the Company are elected annually to hold office until the election and qualification of their successors at the next AGM. The President and the operating company heads are automatically included on the list by virtue of their office but have to be re-elected annually. In order to optimize the performance of the Board and provide enhanced continuity, the Board of Directors has determined that At-large Directors will serve for a term of 3 years; however, under the New Brunswick Business Corporations Act, each Director is re-elected annually.

It is proposed that the candidates indicated will stand for election to serve the terms noted below:

NAME & MEMBER OF	DIRECTOR SINCE	POSITION WITH GOLDER ASSOCIATES	TERM EXPIRING
Firlotte, F.W. (2) (3)	1999	President, Ex Officio	
Conlin, B.H. (3)	1999	Regional Director; President, Golder Associates Ltd.	
Fraser, R.A. (3)	1999	Regional Director; Managing Director, Golder Associates Pty. Ltd.	
Jarre, P. (3)	1999	Regional Director; Managing Director, Golder Associates Europe Ltd.	
Thompson, S.R. (3)	1998	Regional Director; President, Golder Associates Inc.	
Insert name	--------	**Principal -**	2007
Brumund, W.F. (2)	1997	Principal - Atlanta, Georgia	2004
Ervin, M.C. (4)	2003	Principal - Melbourne, Australia	2006
Kellestine, W.M. (4)	2002	Principal - London, Ontario	2005
Insert name	--------	**Principal -**	2007
Shelley, L.W. (1) (2)	1997	External Director	2005
Swinick, P.P. (1)	2002	Principal - Cherry Hill, New Jersey (Philadelphia)	2005
Szerencses, E. (4)	2003	Principal - Budapest, Hungary	2006

****

(1) Member of Audit Committee
(2) Member of Finance and Risk Committee
(3) Member of Management and Strategy Committee
(4) Member of Governance and Compensation Committee

CONFIRMATION OF FINANCIAL STATEMENTS

The 2003 Annual Report previously distributed to all shareholders of the Company included a copy of the financial statements of the Company as at December 31, 2003 together with the report of the auditors thereon. Although not required, the Board of Directors recommends confirmation of the 2003 financial statements of the Company by the Shareholders.

INDEPENDENT AUDITORS

The Board of Directors recommends that Deloitte & Touche be appointed as independent auditors of the Company for fiscal 2004.

THE BOARD OF DIRECTORS

M.L. Brown
W.F. Brumund
B.H. Conlin
M.C. Ervin
F.W. Firlotte
R.A. Fraser
P. Jarre
W.M. Kellestine
G.S. McKeown
L.W. Shelley
P.P. Swinick
E. Szerencses
S.R. Thompson

PROXY REQUEST
ANNUAL MEETING OF SHAREHOLDERS OF
ENTERRA HOLDINGS LTD.
TO BE HELD ON NOVEMBER 9, 2004

The nominating committee proposes the following slate of 13 individuals to be elected as Directors. Please indicate your preference by checking the appropriate box or boxes below. If you choose someone other than one of the nominees, write his or her name in the blank spaces provided.

☐ **Vote for all 13 nominees; or**

- ☐ **insert name**
- ☐ W.F. Brumund
- ☐ B.H. Conlin
- ☐ M.C. Ervin
- ☐ F.W. Firlotte
- ☐ R.A. Fraser
- ☐ P. Jarre
- ☐ W.M. Kellestine
- ☐ **insert name**
- ☐ L.W. Shelley
- ☐ P.P. Swinick
- ☐ E. Szerencses
- ☐ S.R. Thompson
- ☐ ____________________
- ☐ ____________________

FOR	AGAINST	ABSTAIN	
☐	☐	☐	Confirm the financial statements of the company as at December 31, 2003 together with the Auditors' Report thereon.
☐	☐	☐	**Confirm the appointment of Deloitte & Touche as independent auditors for the 2004 fiscal year.**
☐	☐	☐	Such other business as may properly come before the meeting or any adjournment or adjournments thereof.

____________________________ ____________________
Shareholder Name (Signature) **Date**

____
Shareholder Name (Print)

Issue Proxy to:

____

or alternatively, **J.R. Schultz,** with Power of Substitution

82-4335

Enterra Holdings Ltd.

AR/S
12-31-03



2003 Annual Report

Enterra Holdings and Golder Associates

Enterra Holdings Ltd. is the holding company of Golder Associates Corporation, which is its primary asset. Golder Associates Corporation, through its international operating companies, provides engineering and environmental consulting services, as well as selective contracting, to over 2,500 clients around the world.

The first Golder Associates company was founded in Canada in 1960; since then, the group of firms has grown to become one of the largest, truly global earth science and environmental groups in the world. Our 3,200 engineers, scientists and support staff work in over 90 offices in 26 countries throughout Africa, Asia, Australia, Europe, North America and South America. We pride ourselves in our technical, geographical and cultural breadth as well as our reputation for providing quality service. We service client organizations which operate in mining, land development, transportation, manufacturing, oil and gas, the public sector, legal and financial services, power, waste management, forestry, agriculture, and water resources.

The technical resources and geographical breadth of Golder Associates allows us to effectively deliver projects of any scale at the local, national and international levels.

Golder Associates is unique. The dedication of our people to the Company and our clients is demonstrated by the fact that we are privately held with approximately 1,400 employee shareholders.

We are committed to being the best company of our kind in the world. A company that:

→ Provides a rewarding environment for our people

→ Delivers quality and value to our clients

→ Delivers consistently superior return to shareholders

→ Deserves and receives the respect of the community

2003 Summary Information

SELECTED FINANCIAL DATA


Gross Revenues (millions of US$)
202.4
221.5
231.4
257.7
318.5
1999 2000 2001 2002 2003


Net Revenues (millions of US$)
141.7
150.9
164.9
182.5
222.8
1999 2000 2001 2002 2003


Operating Debt to Shareholders' Equity (%)
24.7
16.4
18.8
20.0
17.5
1999 2000 2001 2002 2003

PER SHARE DATA


Net Income/Share (US$)
0.81
0.94
0.66
0.33
1.07
1999 2000 2001 2002 2003


Book Value/Share (US$)
9.18
9.66
9.88
10.45
13.08
1999 2000 2001 2002 2003


Price/Share (US$)
10.73
11.35
12.13
12.65
15.54
1999 2000 2001 2002 2003

SHAREHOLDERS AND EMPLOYEES


Number of Shareholders
786
905
984
1,222
1,422
1999 2000 2001 2002 2003


Number of Full-Time Employees
1,921
2,205
2,386
2,674
2,873
1999 2000 2001 2002 2003


% Employee-Shareholders
40.9
41.0
41.2
45.7
49.4
1999 2000 2001 2002 2003

Letter to Shareholders

In 2003, Golder Associates experienced considerable success as we managed to overcome the global uncertainties which affected most businesses in 2002 and early 2003. Overall there was strong growth in both revenue and profitability and all of our individual operating companies exceeded the budgeted financial expectations set at the beginning of the year.

During 2003, the Company grew by some 320 people from approximately 2,900 staff to 3,200 or by 11 percent. While growth in people occurred in all of the operations, it was proportionally higher in South America, Asia Pacific and Europe. Most of the staff growth was organic and less influenced by acquisitions and geographic expansion than in the two previous years. The growth in staff in 2003 was consistent with the annual growth since 1999. During this four year period we have grown by approximately 1,100 people or by more than 50 percent. During the year our 1,400 employee shareholders purchased 487,000 EHL shares and share demand remains very strong.

We have made excellent progress in advancing the Company strategy in all of the Balanced Scorecard quadrants. Training, strategic hiring, technology transfer, improved business systems, global marketing strategy, market sector focus and sustainability have all been addressed in a substantial manner.

The continued expansion of Golder U; our new technology networks; the information management system; GAIMS (Golder Associates Integrated Management System); accounting systems; the Global Marketing Team; Client Service Teams; our website and promotional materials are among our many successes in 2003.

In 2003, gross revenues increased by 23.6 percent to US$ 318.5 million while net revenues increased by 22.1 percent to US$ 222.8 million. Approximately 40 percent of the growth in revenue was the result of strong positive currency adjustments largely in Canada, Europe and the Asia Pacific region.

Operating income increased by 83 percent from US$ 6.0 million to US$ 11.0 million and the Company provided a US dollar annual return to shareholders of 31 percent for 2003.



Frederick W. Firlotte

President of Enterra Holdings Ltd.



2003 HIGHLIGHT KURANDA RAILWAY PROJECT, FAR NORTH QUEENSLAND

In 2003, we were awarded a Certificate of Recognition for work on the $2.5 million Stage 1 of the Remedial Works for the Kuranda Railway. There has been a long history of instability along the railway and the potential for further instability to occur posed a risk to the railway and its users.

The works met Queensland Rail's requirements to reduce the human risk associated with instability, make sure there was no disruption to tourist or goods train operations, and to ensure there was no residual environmental impact.



Regional Operations: Asia Pacific

Financial: 2003 has been another strong year for Golder Associates in the Asia Pacific region, including Africa, with record fees and turnover for the year.

Clients: We continued to focus on building relationships with clients this year. Considerable growth has occurred in our mining and surface water related services. Senior hires during the year have strengthened our capacity in underground mining, hydrology, modelling and paste disposal of tailings.

We were recognised for our work on Stage 1 of the Kuranda Railway in Far North Queensland with the awarding by the ACEA of a Certificate of Recognition for Engineering Excellence.

We were, and still are, involved in a number of major multi-disciplinary projects including the Koniambo and Goro projects in New Caledonia (where we now have a formal presence). Hence, a strong foundation has been set to build on during 2004.

Internal: One of the highlights of the year was our award as one of the Best Employers to Work for in Australia for 2003.

Sustainability became a key initiative for Golder at both an international and Asia Pacific level this year. John Wates from South Africa was appointed the Chair of the Golder Sustainability Council. In Australia, it is an issue that is becoming increasingly common across a range of industry and government sectors and is leading to more opportunities for related consulting and management services.

In line with our commitment to the community, we established the Golder Trust for Orphans (Africa), as part of our social responsibility program.

This year we successfully implemented the Golder Associates Integrated Management System (GAIMS) throughout most offices in the region. In addition, five offices have joined Sydney in achieving BVQi Certification to ISO 14001:1996 (Environmental Management), with several others planned for early 2004.

People: 2003 saw the number of employees in the region increase from 423 at the end of last year to 492 to date—growth of 14 percent. This included the merger with MSM Engineering in Brisbane this year (17 staff).

In 2003, we continued to focus on our people through training and personal development. Our goals of expanding employee skills through in-house training programs were achieved with Golder 101, Project Management, Site Safety, and Project Manager Health and Safety courses held. The first of the mentoring program courses were rolled out for potential mentors across major offices and 32 young engineers and scientists enrolled in the newly rolled-out Graduate Development Program.

Our new Leave Policy was implemented, providing a component of paid maternity leave (subject to a qualifying period) as well as extended maternity and paternity leave options. We also added Carer's leave and implemented the Employee Assistance Program.

Our progress with Personal Performance and Development Reviews has continued and is an important mechanism for identifying performance goals, personal growth and career development objectives for our people. We also actively supported the International Employee Exchange Program.



2003 HIGHLIGHT THREE SISTERS MOUNTAIN DEVELOPMENT IN CANMORE, ALBERTA

Three Sisters Mountain Village is developing a new resort community on the eastern slopes of the Rocky Mountains near Canmore, Alberta. The 800 hectare site is extensively underlain by abandoned underground coal mines which obviously affect development planning.

Golder, as the Undermining Engineer for the project, has constructed a Goldsim risk model for the project and developed new paste technology for economically backfilling old mine workings. These activities have significantly increased the land available for development.



Regional Operations: Canada

Golder Associates Ltd. (GAL) grew by 9 percent, generating net revenues of US$ 81.3 million. Improved staff utilization was a major focus throughout the year along with our focus on revenue generation and client development.

Significant advances were made to expand and develop biosciences in the Eastern Region through strategic hires. In the North, the West Delta Golder Corporation was formed in partnership with the First Nations Development Corporations of Tsiigehtchic and Fort McPherson to provide integrated environmental and engineering services to resource-based sectors in the Arctic region.

Golder Associates Ltd. was recognized for its management and employee development practices as well as its engineering excellence. Awards received included:

- → Recognition as one of the 50 best managed companies in Canada;
- → Recognition as one of the 50 best places to work for in Canada, ranking #17; and
- → Association of Consulting Engineers of Canada award of excellence under the International Category for the Flood Management Optimization Project for the Sihu Basin in China.

Financial: GAL improved its operating return on net revenue to 10 percent (up from 9 percent in 2002), due to strong revenue growth and profitability from the Eastern Region, Calgary and Vancouver; good revenue contribution from our contracting and EPCM group, GAIA and PasteTec; a continued focus on increased productivity; and an emphasis on improving staff utilization.

Clients: We continued our focus on building and maintaining strong relationships with our key clients. Revenue from our key clients contributed 36 percent of total revenue in GAL. Key client interviews continued to be an important tool in providing us with valuable client feedback, and there was a marked improvement in the number of completed client interviews.

Internal: Our goal in 2003 was to entrench the project and quality management protocol including the introduction of quality assurance reviews for all projects. For 2003, the firm showed a dramatic improvement in the health and safety plan implementation.

Staff grew by 7.5 percent to 1,368 (full time and part time) in 2003.

People: In order to better engage our people and foster individual development, investing in our people remained an important focus. GAL committed 50,000 training hours for the year for its people. Several Golder U programs were expanded throughout the year including the development of the Mentoring Program into a "formal" Golder U course. Progress was made in performance and goal setting sessions, and GAL Principals were encouraged to prepare personal leadership strategies. In addition, GAL continued to support employees furthering their formal education through the bursary program and continued to support the International Employee Exchange Program.



2003 HIGHLIGHT ABB LTD. SITE ASSESSMENTS

Golder was retained by ABB Ltd. to act as their environmental advisors for the divestiture of their Oil, Gas and Petrochemicals division.

This high profile transaction required us to undertake Phase I site assessments at 20 of ABB's manufacturing sites around the world. This was a great project as we were able to use our local resources and alliances to audit sites in Denmark, Norway, UK, Canada, Mexico, USA, Argentina, Singapore and Indonesia.



Regional Operations: Europe

In Europe we adopted *"Integration and Growth in Europe"* as our theme for the year—and what an appropriate theme it proved to be. We not only celebrated the 30th anniversary of Golder Associates in Europe (GAUK was registered in July 1973), but we confirmed our region as a vital and contributing part of the overall group of companies.

Financial: Following our theme, 2003 was a very positive year, resulting in a strong growth in income, with a new record operating income of US$ 3.9 million—over 50 percent higher than the year before. In revenue terms, growth was approximately 25 percent, with the highest growth rates being achieved in Hungary and Italy (almost 50 percent), France (30 percent), UK and Finland (+20 percent). Of particular importance was the reverse of negative trends in UK.

Clients: We have continued to focus on the Market Sector approach to develop business in the region, and have supplemented this with a task force dedicated to the EU and International bodies. The first positive result from this is a project with the UN in Kosovo.

An important part of our business development has been the expansion of our services and cross-selling to existing clients. The active promotion of new services such as IM products, energy services, demolition planning and building condition surveys has been important to our top-line growth.

During the year, we achieved our business planning goal to win multi-year contracts in most operations, specifically AWE and Auginish in UK, the Railway Authorities in Finland and Sweden, Exxon in Italy, Umicore in France and Puram in Hungary. Important breakthroughs with multi-national clients were achieved with VW in Germany and Repsol in Spain.

Our alliance with HPC continues to be successful under the EU Framework contact, and our alliance with Geokrak in Poland is moving forward. We continue to explore possibilities in Portugal and Ireland, and have taken exploratory steps in Russia and Turkey.

Internal: With the support of Golder Australia, we achieved the audacious goal of implementing Golder Associates Integrated Management System across the region and achieved external accreditation in all offices. Despite some technical problems with implementation of the Scala accounting system, we are making good progress with this and the new IT regime.

We opened two new offices in the UK– one in the City of London (picking up new work for corporate services during the fourth quarter of the year) and a second in Essex. We also consolidated the Nottingham offices in Stanton and moved to new offices in Madrid.

People: We had approximately 450 staff working with Golder in Europe by year end, representing an increase of over 20 percent, and between us, we have bought roughly 50,000 new shares during the year. Key strategic hires were completed in UK, and important senior hires were made in Finland, Copenhagen and France.

We invested in our people through Golder U, with staff attending courses in Europe as well as Canada. We are also encouraging people to participate in the international technical groups such as Tunnelling, Brownfields, EA and Remediation.



2003 HIGHLIGHT GLACIER MONITORING PROGRAM PASCUA LAMA PROJECT, CHILE

Barrick Gold Corporation retained Golder Associates SA to complete an ongoing glacier monitoring program for several glaciers within the Pascua Lama mine's property boundaries. The program included an analysis of snowfall accumulation, sublimation, and glacier movements using Ground Penetrating Radar. This analysis provides Barrick with a year-by-year accounting of the glacier volumes and provides documentation of the rate of glacier depletion prior to construction of the mine.



Regional Operations: South America

Our operating companies in South America had a very successful year in 2003, substantially exceeding targets for growth and income while continuing to develop our capabilities in providing service to our local and international clients. Our local companies worked closely with our more mature operating companies, which contributed to many important projects in the region

Financial: After four years in which external factors combined to frustrate the growth potential of the Latin American Economic Region, positive signs emerged during 2003 that indicate the probability of sustained growth in the region in the immediate future. After an overall negative growth rate of 1.0 percent in 2002, most of the region managed to post positive growth rates in 2003 (Peru and Chile had growth of about 3.5 percent) excluding Argentina which was recovering from a severe economic crisis in 2002.

The mining industry, which accounted for 74 percent of our revenue in the region in 2003, was buoyant. The price of gold increased by about 20 percent over the course of the year, maintaining the strength it had shown in 2002. In the same period, base metal prices rose substantially, particularly in China, where a growth rate of 9 percent caused increased demand for raw materials. Most economic forecasters see these external factors continuing to have a positive effect on the South American resource-based economies through 2004. It is also expected that the industrial economies like that in Brazil, will benefit from the currency devaluations that have occurred over the past several years.

Clients: In 2003 we successfully completed a number of important mining projects in South America, working closely with personnel from other Golder operating companies. Notable among these were the successful delivery of a major Environmental Impact Assessment for Barrick Gold's Alto Chicama project in Peru, and the completion of the Basic Engineering study for the Mauro Tailings Facility for Minera Los Pelambres in Chile. Our ore evaluation group in Santiago carried out projects for Codelco and for BHP Billiton in Chile. We also started the design of an underground paste plant for Minsur in Peru, continued our involvement with the Antamina Mine for Compañía Minera Antamina, and carried out a number of projects for Companhia Vale do Rio Dôce in Brazil.

Non-mining sector activities included site and risk assessments for Compañía Logistíca de Hydrocarburos Boliviana in Bolivia and for Petrobras in Brazil. We also worked on projects related to the Camisea Gas development in Peru, and on major water resources, environmental management and landfill gas to energy projects in Brazil.

Internal: In 2003, we started Golder Associates Argentina S.A. in San Juan Argentina, and we opened a new office in Brasilia. To accommodate our growing staff numbers, we acquired additional office space in Lima and Rio de Janeiro. The accounting system was upgraded in Lima.

People: We continued to strengthen the capability of our local operations in South America by building resources in tailings management, paste technology, ore evaluation, socio environmental science, risk assessment, water management, hydrogeology and geology. The cooperation and support from personnel in the more mature operations of Golder Associates continues to be a major factor in the success of our South American operations.

In June 2003 we held the first South America Principals and Associates meeting in Belo Horizonte, Brazil. We continued with staff training in critical areas such as Project Management and had a number of local personnel work for extended periods in some North American offices.



2003 HIGHLIGHT ELECTROLUX HOME PRODUCTS INC. (EHP) FAYSCOTT SITE

Facing a multi-million dollar liability, EHP retained Golder to provide environmental restoration services at the Fayscott Site in Dexter, Maine. Over 100 years of industrial activity resulted in impacts to soil, sediment, groundwater and surface water. Golder's risk-based closure included limited removal actions, capping and an in-situ bioreactor to treat groundwater. Golder currently provides operation, maintenance and monitoring services at the site.



Regional Operations: United States

Golder Associates Inc.'s (GAI) two-year push to "Build a Client Development Culture" delivered significant results in 2003. Market sectors took on a much higher profile and are now fully integrated with company and office management. The sector approach to pursuing clients and projects across office and operating company boundaries has proven to be effective.

Financial: GAI experienced better-than-expected performance with regard to several key financial indicators. Growth (in a very uncertain economy) was 4.5 percent versus a budget of 1.7 percent. Our 8.6 percent margin was significantly better than that experienced in 2002, and 1.7 points better than budget. The most tangible evidence of our success was the marked improvement in sales performance achieved in 2003. GAI finished the year with sales of US$ 72 million, US$ 12 million more and over 20 percent higher than in 2002. Sales include budgeted consulting fees on new contracts as well as budget increases or decreases on existing contracts. Fee backlog at year-end was US$ 31.3 million compared with US$ 25 million at the end of 2002. The improvement in sales performance is the single most important factor in the better-than-budgeted performance of the U.S. operation in 2003 and in positioning the company for further improvements in performance in 2004.

Clients: We completed a survey of 50 of our most important clients in 2003 with the assistance of an outside consultant. The study indicated a high level of overall client satisfaction. In fact, our overall score was one of the highest ever recorded by the group who conducted our survey. However, one of the findings of the survey was that our clients perceive GAI as having inconsistent marketing initiatives and weak name recognition. The high levels of satisfaction and repeat business among clients who know us, coupled with our low name recognition in the market, indicate the potential for a significant return on investment in an effective marketing and profile building campaign. Increased exposure in professional and trade publications and organizations has been incorporated as a key objective on GAI's 2004 Balanced Scorecard.

Internal: GAI's Proposal and Project Management Operational Procedure 801 continued to be the centerpiece of our quality management program in 2003. We completed our annual external audit cycle of all offices in the second quarter and compliance with the 801 Audit Checklist showed significant continuing improvement on a year-over-year basis. We achieved another major objective during the year by migrating to the BST "Enterprise" accounting system. This represents a significant upgrade of our accounting and project management systems and it allows for the implementation of electronic timesheets in 2004.

People: GAI emphasized career development along with recruiting and retaining quality people as part of our ongoing goal to be an "Employer of Choice." To this end, we implemented a revised performance appraisal program that fully integrates the Balanced Scorecard at the individual level. This approach establishes alignment between employee goals and the company's vision, values and objectives. Our employees participated actively in Golder U, with more than 75 percent of them chalking up over 6,400 hours of training in 50 separate modules of our eight course core curriculum. We also expanded the GAI Mentoring Program to include all personnel within the company. CE News once again recognized our efforts by naming GAI as one of the Top 50 Best Civil Engineering Firms to Work For in the U.S. in 2003.

Management Discussion & Analysis

REVENUES

Over the past five years, gross revenues, as expressed in US dollars, *(Chart A)* have increased in excess of 50 percent and reached $318.5 million in 2003. The annual increase of gross revenues in 2003 over 2002 was $60.8 million of which about $24 million or 40 percent was attributable to other currencies appreciating in value relative to the US dollar. The remaining growth was largely internal; however, several acquisitions were made in Canada including GAIA Consultants Inc. and Hydrogeo Plus Inc. Net revenues for 2003 were $222.8 million exceeding 2002 net revenues by $40.3 million or 22.1 percent. *(Chart B)* The increase in net revenues coupled with a slightly higher net revenue multiplier resulted in 2003 net project income of $150.5 million representing a 22.4 percent increase over 2002. The net revenue multiplier, determined by dividing net revenues by direct labor, continued to increase on a year over year basis as it has in the past five years. *(Chart C)*

CHART A
Gross Revenues


202.4
221.5
231.4
257.7
318.5
1999 2000 2001 2002 2003

CHART B
Net Revenues


141.7
150.9
164.9
182.5
222.8
1999 2000 2001 2002 2003

CHART C
Net Revenue Multiplier


2.94
2.99
3.02
3.07
3.08
1999 2000 2001 2002 2003

SG&A AND INTEREST

Selling, general and administrative (SG&A) expenses increased by $22.5 million or 19.2 percent over 2002. *(Chart D)* Although this increase is substantial, it is, on a percentage basis, less than the increase in net project income, and resulted in a higher percentage return which will be discussed later in this report. Labor utilization which is determined by dividing total salaries into direct labor increased by about 1.6 percent over 2002 and management continues to focus efforts on returning labor utilization to historical levels.

Interest expense for 2003 trended upwards by $0.5 million. *(Chart E)* This increase was attributable to higher usage of our bank operating lines and interest on additional term debt. A significant portion of the Company's debt is variable rate debt and could result in higher interest expense in the future should interest rates rise from their current levels.

CHART D
SG&A Expenses


85.7
91.8
100.3
117.0
139.5
1999 2000 2001 2002 2003

CHART E
Interest


1.6
1.6
1.4
1.2
1.7
1999 2000 2001 2002 2003

INCOME TAXES

Income tax expense, expressed as a percentage of income before income taxes, produced an effective 2003 tax rate for the Company of 34.9 percent compared to 42.9 percent in 2002 and 43.3 percent in 2001. This reduction in the effective tax rate was attributable to higher levels of income in operating companies with lower tax rates and a movement towards lower statutory tax rates in many countries.

EBITDA AND NET INCOME

EBITDA (earnings before interest, taxes, depreciation and amortization) for the year was $16.4 million or 81.7 percent higher than 2002. *(Chart F)* This represents 7.4 percent of net revenues and compares to 5.0 percent of net revenues in 2002 and 6.6 percent of net revenues in 2001 including provisions for the Reliance liquidation.

Net income for the year was $5.7 million which compares with $1.7 million of net income in 2002 and $3.3 million of net income in 2001. *(Chart G)* In reviewing operating performance over the past five years, it is worth pointing out that EBITDA and net income for the years 2001 and 2002 were significantly impacted by the provisions made for the Reliance liquidation.

Earnings or net income per share were $1.07 compared to $0.33 in 2002 and $0.66 in 2001. *(Chart H)*

Finally, as shown separately in this report under the consolidated income by segment, each of the Golder operating regions made a significant contribution to the consolidated operating income for the year.

CHART F
EBITDA


11.1
12.9
11.0
9.1
16.4
1999 2000 2001 2002 2003

CHART G
Net Income


4.0
4.6
3.3
1.7
5.7
1999 2000 2001 2002 2003

CHART H
Earnings per Share


0.81
0.94
0.66
0.33
1.07
1999 2000 2001 2002 2003

LIQUIDITY AND EXCHANGE RISK

CHART I
Year-End A.R. and WIP


56.4
62.4
67.6
74.8
101.0
1999
2000
2001
2002
2003

Cash flow from operating activities is impacted most significantly by net income, amortization of capital assets and the increase in the Company's investment in accounts receivable and work in progress which was $26.2 million in 2003. *(Chart I)* The Company had a breakeven cash flow from operating activities during the year compared with a $2.4 million cash flow increase in 2002. Cash used for investing activities largely went towards the purchase of capital assets in the amount of $6.0 million. Cash provided by financing activities came in the form of bank debt of $1.6 million and additional equity of $3.1 million from the sale of 243,980 treasury shares.

The Company's financial position was significantly impacted by the upward movements, relative to the US dollar, in foreign currency exchange rates in 2003. As of December 31, 2003 and 2002, exchange rates used to convert to US dollars were as follows:

	2003	2002	% Increase
Cdn. dollar	0.771	0.636	21.2
Aust. dollar	0.753	0.561	34.1
Euro	1.258	1.050	19.8

CHART J
Shareholders' Equity


45.4
47.8
48.9
53.0
69.6
1999
2000
2001
2002
2003

These upward movements increased shareholders' equity by approximately $8.3 million and, at the end of the year, the foreign currency translation adjustment was positive $3.6 million compared with a negative $4.7 million at the end of 2002. Shareholders' equity increased by $16.6 million during the year to $69.6 million *(Chart J)* and this increase can be summarized as follows:

Net income	$ 5.7
Issue of shares	3.1
Foreign currency translation adjustment	8.3
Dividends	(0.5)
Annual increase	$ 16.6

Higher levels of equity as well as higher EBITDA allow the Company to have higher borrowing limits to help finance operations and continued growth. The Company is currently working with its bankers to increase its borrowing limits and believes that these higher borrowing limits together with cash flow from operating activities will be sufficient to meet liquidity and capital requirements.

SHARE PERFORMANCE

The share price increased from $12.65 to $15.54. This $2.89 increase consisted of the following factors:

Net income for the year	$ 1.07
Dividends	(0.10)
Foreign currency translation adjustment	1.55
Increase in five year average earnings	0.27
Increase attributable to fair market valuation of land and buildings	0.10
Increase in share price	$ 2.89

CONTINGENCIES

During the year, the Company was able to settle or resolve a number of professional liability insurance claims. At December 31, 2003, management determined that an additional provision of $1.0 million was required based on its evaluation of the liability resulting from the Reliance liquidation. This additional provision resulted in a year end provision of $6.5 million for the Reliance liquidation. On March 24, 2004, the Company reached a settlement with certain claimants related to claims made during the policy period with Reliance. Based on this settlement, management was further satisfied that the year end provision for the Reliance liquidation was appropriate.

Markets & Clients

The chart below indicates the make-up of net revenues for 2003 in the ten market sectors within Golder Associates.

It was a very strong year for the Mining sector (20 percent of net revenue, up from 17 percent in 2002); this was all the more impressive as the Goro project, which formed a major portion of the work in this sector in 2002, was halted at the end of 2002.

In 2003, 50 percent of the net revenue was generated from the following sectors/regions:

Mining — Canada and U.S.

Oil & Gas — Canada and Europe

Waste Management — U.S.

Manufacturing — U.S.

Land Development — Canada

FIRL — Asia Pacific (although much of this work during 2004 is now being coded as Land Development)

Compared to five years ago (1998), there has been significant growth in the proportion of work in four sectors — Oil & Gas, Power, Water Resources and FIRL. The net revenue is now more evenly distributed with seven sectors at close to 10 percent or above, compared to only four sectors, five years ago.

During 2003, we continued to focus on key clients at all levels and in all regions. The revenue from fifteen global clients for which we have set up Global Client Service Teams (CSTs) continued to increase, and in 2003 was over double that in 2001.

Net revenues are estimated to increase by approximately eight percent in 2004 with strongest growth in Mining, Oil & Gas, and Power, and across the sectors in Asia Pacific and South America.

The following pages highlight just a few of the many significant projects undertaken in each of the sectors in 2003.


Power (Energy)
5.7%
Mining
20.0%
Other
1.0%
Water Resources
5.4%
Oil & Gas
14.6%
Waste Management
12.4%
Manufacturing
11.1%
Transportation/
Infrastructure
10.1%
Land Development
9.9%
Agriculture & Forestry
0.2%
Finance, Insurance,
Real Estate, Legal
9.6%

FIRL

Waste Portfolio Evaluation — UK Golder UK completed a review of 89 waste management facilities over a seven week period. The project, known as "White," required the involvement of over 30 staff evaluating the permitting, bond requirements, and various environmental due diligence issues. The project demonstrated the strength of the sectors in Golder as it brought together the joint skills of waste specialists and FIRL risk and portfolio specialists.



Innovative Solutions to Portfolio Management—Various locations, Australia In project "Voltage," Golder Australia completed a 3,000 asset review as part of a client's purchase of loans. Golder established risk profile protocols for the client and assisted in the management of key variables used to assess environmental risk of the portfolio. The GMS web site was used to ensure seamless transmission of large files between team members in Australia, New Zealand, USA and Canada, which demonstrated the harnessing of our global capabilities.



Resort Reviews—Various locations, Mexico Golder annually completes numerous industrial and commercial property evaluations across Mexico for banks and industrial parks. As part of a regular review of Mexico based properties for financing, Golder routinely evaluates resort and hotel properties for environmental issues. In 2003, members of the virtual office due diligence team evaluated numerous resorts from Aruba, Cancun and Las Cabos and hotel properties in Mexico City. The evaluations bring together unique risk assessments of commercial real estate, natural environment and land development.



Manufacturing

Caldwell Superfund Site—New Jersey, USA The Caldwell Trucking Superfund Site contained domestic and industrial septic wastes which were deposited in unlined lagoons. Groundwater contaminated with chlorinated solvents, contained high TCE concentrations in the source area. A field pilot test of in-situ bioaugmentation with enhanced bioremediation in the source area was conducted, and demonstrated complete degradation of PCE and TCE to ethene, with degradation of TCA and chloroform also demonstrated. An automated system for injection and full scale implementation is planned.



Asbestos Containing Material Surveys—Multiple International Locations Golder Associates was retained as project director and lead consultant on a team retained by a USA based global manufacturing client to undertake facility asbestos surveys at over 300 commercial and manufacturing facilities worldwide. Golder's tasks included the development of a survey protocol based on modified AHERA, development of a decision tree for determination of facilities requiring a survey, development of an automated spreadsheet survey report that allowed single point of data entry; development of asbestos management plan templates; development and administration of internet based project information management system; development of an internet based asbestos information management system for use by individual facilities to manage any asbestos containing materials identified.



Integrated Water Management Plan for the Ngodwana Mill Mpumulanga, South Africa Sappi is a long-standing client of Golder Africa and they are one of the largest paper and pulp producers with mills in South Africa, Europe and North America. As part of their environmental commitment Sappi is constantly upgrading their mills and improving water usage. Golder has worked with the Ngodwana mill over a five-year period to investigate all the mill's water and effluent systems and develop a medium and long-term plan to improve the environmental impact.



This process also involved negotiation with the water authorities and a comprehensive communication strategy for informing and eliciting issues from stakeholders in the area.

Mining

Cripple Creek & Victor Gold Mine—Colorado, USA Since 1994, Golder Associates has been providing Construction Quality Assurance for a 300 million ton Valley Leach Facility for Anglogold North America. Golder has been providing support for permitting, detailed engineering designs, bid package support, Issued For Construction drawings and specifications, and construction quality assurance.



Alto Chicama—Peru Golder designed a 160 million ton heap leach facility, process and overflow ponds, waste rock facilities (acid generating and non-acid generating), and surface water diversion designs for Barrick (Minera Barrick Misquichilca S.A.). Work included support for Environmental Assessment, feasibility-level designs, detailed engineering designs, bid package support, Issued For Construction drawings and specifications, and construction quality assurance and the preparation of the Social and Environmental Impact Assessment Study. The project involved the participation of almost 350 people and 10 Golder offices around the world.



Modelling Block Cave Water Flow—Phalaborwa, South Africa The PMC mining operation is a block caving operation, which takes place below the Palabora Mining Company (PMC) open-cast pit. The pit rim covers an area of approximately 2.5 km^2 in an area typified by cyclonic rainfall events. A 61 mm rainfall event, equating to a 1:2 year recurrence interval, occurred in March 2003, which led to an almost instant increase in underground pumping requirements. The total volume created by the storm was approximately 130,000 m^3, leading to concerns as to what risks a 1:100 year recurrence storm of 680,000 m^3 would pose to the operation. Golder modelled the flow of water through the block cave and used the resultant model data to create a risk assessment model that provided PMC with a tool to assess the risk of flooding underground and put measures in place to mitigate against flooding and the risks associated with it.


PMC Open Pit
Block Cave

Oil & Gas

Marathon's LNG plant—Equatorial Guinea, West Africa Golder Associates carried out a preliminary and a detailed geotechnical investigation for the Alba Phase 3 development project. This plant will take natural gas produced offshore on Bioko Island, process it to produce liquefied natural gas (LNG) and then store and export the products by tanker to markets in North America and Europe. Besides the remote location in a tropical rainforest, Bioko is a volcanic island and the geology consisted of a complex mixture of basalt flows, lahars and mudflows, residual soil and marine deposits.



Handil to Muara Badak Pipelines Right of Way—East Kalimantan, Indonesia Buried pipeline damage due to ground movement is a hazard for the onshore pipeline operators in East Kalimantan Indonesia. In order to reduce the risks, Golder has carried out a comprehensive program of landslide identification, risk ranking and then design of mitigation measures over 95 km of multiple pipeline right of ways. Risk assessment was based on the landslide and pipeline characterization at each location and involved pipeline stress analyses, which, when combined with estimates of the landslide movement rate has provided a (qualitative) predictive model of when each pipeline might be expected to exceed limit stress states. Remedial concept designs were produced for high-risk areas, and included combinations of de-stressing excavation, low adhesion backfill, slide stabilization and pipeline relocation.



Northern Gas Pipeline Project— Northwest Territories, Canada IMG-Golder Corporation is part of a consulting consortium working on the regulatory application of a northern gas pipeline project, extending from the Mackenzie Delta to the Northwest Territories/Alberta border. The project involves the development of the three onshore gas fields, two in the Mackenzie delta and one in the adjacent uplands, a gathering system and a pipeline transmission system for both gas and natural gas liquids. The 1,300 km pipeline will require the development of an extensive infrastructure system to support its construction and operation. Granular borrow sites, construction camps, barge landing sites and winter roads are planned as part of a three to four year construction effort. Environmental, socio-economic and engineering studies are some of the services IMG-Golder is assisting with in support of the project.



Power



Avista Utilities, FERC Relicensing Support—Washington, USA Golder was retained by Avista Utilities to provide water quality expertise in support of a FERC relicensing effort for their Spokane River Project, which generates 100 MW of hydroelectric power from 5 dams located in both Washington and Idaho. Led by the Seattle office, with support from GAL offices in Castlegar and Calgary, the Golder team has addressed wide ranging water quality issues using a combination of conceptual analysis, numerical modeling, and field-based investigation. The team has also presented its findings to a diverse stakeholder group that includes multiple state agencies, tribes, counties, cities and citizens with an interest in the relicensing effort.

LILW repository, Bátaapáti (Üveghuta) site—Hungary



Golder Associates Hungary was commissioned by PURAM (the Hungarian Public Agency for Radioactive Waste Management) to take place in the major exploration program for the short-lived LILW repository at the Bátaapáti site. In 2002–2003, two extensive geological exploration programs were carried out on the area to justify the suitability of the site. During those programs, 14 deep boreholes (300–500 m) and dozens of shallow boreholes (30–80 m) were drilled, two trenches were excavated in nearby valleys totaling some 1.5 km, and also surface and borehole geophysical measurements were carried out. Since no excluding data has surfaced, a performance assessment is to be published based on the final report for the Surface Geological Exploration Program. The Underground Exploration Program is to start this year by excavating the double inclined access tunnels and will be followed by the development of an underground research laboratory at the site.

King Plant Project—Minnesota, USA Golder is assisting Xcel Energy in the environmental aspects of the water resource portions of the 580 MW A.S. King Plant Rehabilitation Project. The existing NPDES permit is being modified to note water quality changes, thermal changes (316(a)), and to meet the new 316(b) water intake rules. The NPDES efforts include preparation of a cooling water intake structure technology report and the development of a fish impingement characterization study plan. Golder is also assisting in the acquisition of a new water appropriation permit and in the preparation of the stormwater pollution prevention plan for construction.



Transportation

Train Derailment Clean-up—Ontario, Canada On May 21, 2003, approximately 300 tons of sulphuric acid was released as a result of a train derailment which occurred near Gamebridge, Ontario, Canada. CN and its emergency response team acted immediately to contain the released sulphuric acid, secure the site, remove damaged railcars and remove impacted soil. Golder Associates was retained by CN immediately following the spill to assist with environmental monitoring including air quality monitoring in the vicinity of the spill site, as well as immediate and long term surface water, potable water and groundwater monitoring. Golder Associates also assisted CN with the remediation of the spill site by monitoring soil excavation and removal activities.



Exchange Place Improvements Project—New Jersey, USA As a result of the tragic events of September 11, 2001, the Port Authority of NY and NJ (PANYNJ) implemented plans to restore commuter rail service between the closed Exchange Place and destroyed World Trade Center PATH Line Stations by December, 2003. In support of these ambitious efforts, Golder Associates was retained as lead tunnel designer for the Exchange Place Improvements Project, which was part of the overall downtown restoration program. Restoration efforts involved excavating a series of new underground caverns and lengthening existing station platforms to accommodate longer trains and enabling terminal train movements. Excavations were accomplished using road-header equipment, which allowed the project to be completed within a highly compressed time period. The achievements of this project have been recognized by the American Underground Construction Association, who awarded PANYNJ with their "Outstanding Underground Project" Award for 2004.



Mount Magnet to Leinster Road—Western Australia This project involved the reconstruction and surfacing of 163 km of rural road between Mount Magnet and Leinster in the Northern Goldfields of Western Australia. It is believed to have been one of the longest single road construction contracts in Australia. Golder Associates was selected by Main Roads Western Australia to provide all the associated geotechnical investigation and design services. The major challenge was locating naturally occurring sources of acceptable road construction materials along the route. Golder Associates utilized satellite imagery to provide a cost-effective solution. Work on this large road construction project was completed ahead of schedule and on budget.



Waste Management



Landfill capping— Armagh, MRC of Bellechasse Following a public proposal in the Quebec region, GAIA Contractors was selected to construct an impermeable barrier for the closure of a landfill located in the region of Quebec. The landfill cells which were filled to maximum capacity had to be covered to create a favorable zone for the continuous degradation of waste. In addition to the installation of an impermeable barrier, recovery wells for landfill gas extraction and drainage pipes were installed along the perimeter of the cell to block leachate flow.



Cooloola Landfill—Queensland, Australia This project capitalises on Golder's recent preparation of an EIA for the Bundaberg area's future landfill. The project is also noteworthy in that it involves assessment against State and Federal requirements, including the Environmental Protection and Biodiversity Conservation Act, the Native Title Act and the Cultural Records Act and involves a component of public consultation. It is proposed to locate the Cooloola Landfill in a pine plantation within Toolara State Forest and adjacent to Coondoo Creek. Coondoo Creek flows ultimately to the Mary River which provides habitat for the endangered Mary River cod. The EIA will also include flora and fauna assessments, air quality, noise, surface water, traffic, amenity and cultural heritage assessments, a landfill operation plan and environmental management plan.

David A. Lorenz Regional Park Brownfield Reclamation— Colorado, USA



A former landfill presented a unique opportunity to recycle an 85-acre brownfield into athletic fields and fill a critical need to provide safe places for kids and adults to play. Created in the early-1960s in an agricultural area, the former County Line Landfill (CLL) received nearly 14 million cubic yards of solid waste during its operating life. The landfill closed in 1987 forming a northeasterly-sloping tabletop in the midst of the nation's fastest growing residential community. South Suburban Park and Recreation District near Denver, Colorado had experienced a 270 percent growth in youth sports and by using state-of-the-art technology, CLL has been recycled into a significant portion of the 136-acre David A. Lorenz Regional Park. Golder's services included landfill design, CQA services, retrofit design of existing landfill gas collection venting system, cover infiltration analysis, geotechnical and groundwater dewatering design evaluation.

Water Resources

Drinking Water Abstraction — City of Gödöllö, Hungary The goal of this project was to establish the safe, long-term withdrawal capacity of two well fields supplying drinking water to the City of Gödöllö. The groundwater originated at depths of between 30 and 250 m from two areas—one north and one south of the City—with capacities of 1,550 m³/d from 10 wells and 8,500 m³/d from 30 wells, respectively. Development of a conceptual model of the basin geology was challenging because the area is situated on the edge of a sedimentary basin, and the total area modelled was 18 km by 18 km. The field investigation included 3 km of surface geophysical lines, drilling to a depth of up to 256 m, 60 m deep observation wells, 120 m deep temporary piezometers and hundreds of ground and surface water samples. The project also included an assessment of the measures necessary to protect the groundwater from potential sources of contamination.



City of Kodiak Water Supply— Alaska, USA Golder Associates Inc. provided a comprehensive analysis of the City of Kodiak's water supply requirements and designed a raise in the existing Monashka Creek water supply dam which included raising the existing reservoir elevation 12 feet, construction of new side dikes and raising the existing dam by 8 feet. In addition, the existing water intake structure was raised 3 feet and rock anchors were installed to meet seismic requirements. During construction, Golder served as the City's on-site representative, responsible for overseeing day-to-day construction activities, reviewing and approving contractor submittals/ pay requests, and making design changes as required by field conditions. Golder also provided specialist engineering support for critical activities such as foundation cleaning, pressure grouting of fractures in the underlying bedrock and installation and testing of the intake structure rock anchors.



Sapucai River Flood Study— Minas Gerais, Brazil The urban area of the township of Itajubá, located in the Southern Region of the State of Minas Gerais, was developed along the banks of the Sapucaí River which is vulnerable to flooding events. The project included a detailed study of past floods affecting the town, technical aspects of the preparation of a telemetry network, real-time flood forecasting and flood plain delineation.



2003 HIGHLIGHT GOLDER TRUST FUND FOR ORPHANS ESTABLISHED

The objective of this trust is to identify and support sustainable development projects which address the plight of children in Africa who have been orphaned by the AIDS epidemic. This is funded through corporate support and individual donations.



Sustainability

MOVING TOWARDS SUSTAINABILITY

"Development that improves the total quality of life, both now and in the future"

Golder is committed to becoming a leader in the contribution to sustainable development. Sustainability is a global concept, with core sustainable values being implemented locally. The journey towards sustainability begins with our clients, our business and the communities within which we live and work.



With the establishment of the globally represented Sustainability Council, a sustainable development policy was developed from a grass roots staff survey and reflects the global contributions of management and shareholders. The core objectives are:

- → To implement business systems that encourage employee development, contribution to our community, resource conservation and protection.
- → To integrate social, environmental and economic considerations as a foundation of our projects.
- → To offer a range of services that are designed to fulfill the sustainable development needs of our clients.

MAKING A POSITIVE CONTRIBUTION

Through many successful initiatives, Golder Associates has recognized the evolving need to balance economic development with environmental stewardship and social development. Maintenance and enhancement of these initiatives is a step on the path to sustainability.

CORE SUSTAINABILITY VALUES

A measure of our contribution and progress towards sustainability can be seen through a set of core values that define Golder's social, environmental and financial footprints on the world.

Workplace Staff is Golder's main asset. Through on-going professional development training, mentoring, exchange programs and scholarships sustainability is maintained. We continue to strive to be the "employer of choice" throughout the world and benchmark ourselves accordingly. Employees are encouraged to lead sustainable development initiatives through their local communities.


BEST
BEST
EMPLOYERS
TO WORK FOR

Health and Safety Continuing to raise the profile of health and safety and emphasizing incident reduction through monitoring and work practice improvement, will sustain a healthy work environment.

Respect for Human Rights Employment equity and workplace diversity monitored by performance targets and benchmarks are key to corporate sustainability.

Ethics Golder aims for 100 percent compliance with the corporate code of ethics.

Stakeholder Relations Maintaining a high standard in dealing with stakeholders, including suppliers, subcontractors, clients, shareholders and local communities is an integral part of sustainability.



Active sustainable development participation in the local and global community, include: support of the African Orphans Trust, participation in Earth Day events and charitable fund raising. Golder supports community development through local staff recruitment for offices and where feasible on projects.

Responsible Stewardship Local initiatives such as waste reduction, recycling, energy efficiency, water use and greenhouse gas reduction, contribute to improving overall global sustainability.

Applying Sustainability Thinking to Projects Projects are a key influence on Golder's reputation, as they are visible to clients and communities. The goal is to incorporate sustainable thinking into project planning and delivery.

GOING FORWARD

By supporting the company's sustainability philosophy, Golder employees can help us in striving to become a member of a global community that improves quality of life for all.

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEET

As at December 31, 2003

thousands of U.S. dollars		2003		2002
ASSETS				
Current Assets:				
Cash and cash equivalents	$	**8,037**	$	4,884
Marketable securities (note 1d)		**6,352**		5,666
Accounts receivable – trade		**68,689**		50,994
Work in progress		**32,358**		23,834
Income taxes recoverable		**775**		600
Prepaid expenses		**4,774**		3,188
		120,985		89,166
Investment in and Advances to Other Companies (note 2)		**2,270**		1,371
Capital Assets (note 3)		**24,384**		20,441
Other Assets:				
Future income tax assets		**4,114**		3,709
Loans receivable from shareholders (note 5)		**2,998**		4,186
Life insurance, at net value		**2,561**		2,051
Goodwill		**1,489**		1,517
Intangible assets		**592**		698
		11,754		12,161
Total Assets	$	**159,393**	$	123,139
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Bank indebtedness (note 6)	$	**12,189**	$	10,621
Accounts payable and accrued liabilities		**64,422**		48,318
Dividends payable		**532**		507
Future income tax liabilities		**3,230**		2,386
Current portion of long-term debt (note 7)		**3,102**		2,473
		83,475		64,305
Long-Term Debt (note 7)		**6,072**		5,558
Non-Controlling Interest		**275**		237
Total Liabilities		**89,822**		70,100
Shareholders' Equity:				
Capital stock (note 8)		**12,863**		9,776
Retained earnings		**53,132**		47,953
		65,995		57,729
Cumulative translation adjustment		**3,576**		(4,690)
Total Shareholders' Equity		**69,571**		53,039
Total Liabilities and Shareholders' Equity	$	**159,393**	$	123,139

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

Year ended December 31, 2003

thousands of U.S. dollars	2003	2002
Gross Revenues	$ 318,501	$ 257,667
Less subcontract and other direct costs	95,658	75,166
Net Revenues	222,843	182,501
Direct Labor	72,353	59,510
Net Project Income	150,490	122,991
Selling, General and Administrative Expenses	139,533	117,017
Operating Income	10,957	5,974
Other Income (Expense)		
Investment and other income	1,005	604
Interest expense	(1,672)	(1,197)
Non-controlling interest	8	2
Amortization of intangible assets	(229)	(188)
Loss on foreign exchange	(966)	(249)
Gain on sale of land and buildings	-	1,522
Provision for Reliance liquidation (note 12)	(330)	(3,527)
Total Other Income (Expense)	(2,184)	(3,033)
Income Before Income Taxes	8,773	2,941
Income taxes – current	2,329	2,824
– future	733	(1,563)
Total Income Taxes (note 4)	3,062	1,261
Net Income for the Year	5,711	1,680
Retained Earnings, Beginning of Year	47,953	46,780
Dividends	(532)	(507)
Retained Earnings, End of Year	$ 53,132	$ 47,953

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended December 31, 2003

thousands of U.S. dollars	2003	2002
Cash Provided by (Used in):		
Operating Activities:		
Net income for the year	$ 5,711	$ 1,680
Items not affecting cash flow:		
Amortization of capital assets	5,764	4,719
Amortization of intangible assets	229	188
Gain on sale of land and buildings	–	(1,522)
Future income taxes	733	(1,563)
Other	(426)	225
	12,011	3,727
Change in non-cash working capital items related to operations (note 9)	(12,292)	(1,332)
Cash (used in) provided by operating activities	(281)	2,395
Investing Activities:		
Decrease in loans receivable from shareholders	1,188	393
Business acquisition (note 9)	(569)	(852)
Increase in investments in other companies	(917)	(139)
Proceeds from the sale of land and buildings	–	4,239
Purchase of capital assets	(5,994)	(8,448)
Cash used in investing activities	(6,292)	(4,807)
Financing Activities:		
Long-term debt issued	3,283	5,145
Repayment of long-term debt	(2,140)	(5,245)
Issue of shares (note 8)	3,087	565
Dividends paid	(507)	(495)
Net change in bank indebtedness	1,568	1,421
Cash Provided by Financing Activities	5,291	1,391
Effect of Exchange Rate Changes	4,435	473
Change in Cash and Cash Equivalents	3,153	(548)
Cash and Cash Equivalents, Beginning of Year	4,884	5,432
Cash and Cash Equivalents, End of Year	$ 8,037	$ 4,884

	2003	2002
Cash and Cash Equivalents consist of:		
Cash	7,754	4,703
Short term investments	283	181
	$ 8,037	$ 4,884

See accompanying notes to consolidated financial statements.

Auditors' Report

TO THE SHAREHOLDERS OF ENTERRA HOLDINGS LTD.:

We have audited the consolidated balance sheet of Enterra Holdings Ltd. as at December 31, 2003 and the consolidated statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.



March 23, 2004 – Toronto, Canada

Chartered Accountants

Notes to Consolidated Financial Statements

YEAR ENDED DECEMBER 31, 2003
THOUSANDS OF U.S. DOLLARS

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and are stated in thousands of U.S. dollars. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Principles of consolidation

The consolidated financial statements of Enterra Holdings Ltd. ("Enterra" or "Company") comprise the accounts of Enterra Holdings Ltd. (continued under the laws of New Brunswick, Canada) and its controlled subsidiaries. Investments in other companies, disclosed in note 2, are accounted for under the equity method.

(b) Foreign currency translation

The accounts of the Company's self-sustaining non-U.S. operations are translated into U.S. dollars using the current-rate method. Assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the non-U.S. operations are deferred in a "Cumulative Translation Adjustment" account in shareholders' equity. The Company's non-U.S. integrated operations are not considered material and are therefore also translated using the current-rate method.

(c) Revenue recognition

Gross revenues for consulting services are recognized on the percentage of completion basis. Unbilled consulting services are shown as work in progress and are valued at net billable value. Gross revenues are summarized as follows:

	2003	2002
Consulting fees	**$ 200,519**	$ 165,624
Other project revenues including subcontracts	**117,982**	92,043
	$ 318,501	$ 257,667

(d) Marketable securities

Marketable securities are stated at the lower of amortized cost and market value. Premiums and discounts arising on acquisition are amortized over the terms to maturity of the securities. The market value of marketable securities as at December 31, 2003 is $6,911 (2002—$5,897).

(e) Capital assets and amortization

Capital assets are recorded at cost less accumulated amortization. Amortization has been provided substantially using the following basis and annual rates:

Asset	Basis	Rate
Buildings and parking areas	Declining balance	3-5%
Furniture and equipment	Declining balance	15-20%
Vehicles and computer equipment	Declining balance	30%
Leasehold improvements	Over terms of leases	

(f) Goodwill

The Company adopted CICA Handbook Section 3062, Goodwill and Other Intangible Assets, effective January 1, 2003. The literature requires the review of goodwill and other intangible assets for impairment on an annual basis. The adoption of this section did not have a material impact on the Company's financial operations.

Goodwill is reflected at cost less accumulated amortization. Through December 31, 2002, Goodwill was being amortized against income on a straight-line basis over periods of 15 and 20 years, resulting in a charge against 2002 operations of $101. On a proforma basis, net income for the year in 2002 would have been $1,781 without amortization of goodwill. Accumulated amortization is $862 as of December 31, 2003 and 2002, respectively.

(g) Intangible assets

Intangible assets include key client lists which are carried at cost less accumulated amortization and are being amortized against income on a straight-line basis over ten years and a non competition agreement which is being amortized against income on a straight-line basis over three years. Accumulated amortization to date is $329 (2002—$100).

(h) Cash and cash equivalents

Cash and cash equivalents consists of cash in the bank and a money market account.

(i) Income taxes

The Company uses the liability method of tax allocation in accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

(j) Employee future benefits

The Company maintains several defined contribution pension plans under which contributions are required to be made. Such contributions are charged to income in the year in which they are earned by the employees.

2. INVESTMENT IN AND ADVANCES TO OTHER COMPANIES:

	Share Ownership	Total 2003	Consisting of Equity	Consisting of Advances	Total 2002
Alpine Environmental	9%	$ 473	$ 473	$ –	$ 390
IMG Golder Corp.	49%	62	–	62	51
PT Golder Geotech Utama	50%	(77)	–	(77)	21
50 Burwood Road Pty. Ltd.	35%	244	244	–	909
SDM Pty. Ltd.	31%	1,540	1,540	–	–
Zitholele Consulting (Pty.) Ltd.	49%	28	28	–	–
		$2,270	$2,285	$ (15)	$ 1,371

During the year, the Company expensed the investment in PT Golder Geotech Utama. Also, during the year, the Company received $665 as a return of capital from 50 Burwood Road Pty. Ltd.

3. CAPITAL ASSETS:

			2003	2002
	Cost	Accumulated Amortization	Net Carrying Value	Net Carrying Value
Land	$ 2,579	$ –	**$ 2,579**	$ 2,066
Buildings and parking areas	6,266	2,462	**3,804**	3,431
Furniture and equipment	20,710	13,095	**7,615**	5,334
Computer equipment	22,313	16,076	**6,237**	5,682
Vehicles	2,425	1,384	**1,041**	807
Leasehold improvements	5,809	2,701	**3,108**	3,121
	$ 60,102	$ 35,718	**$ 24,384**	$ 20,441

4. INCOME TAXES:

The Company's consolidated income tax provision is based on rates and allowances applicable to each of the income tax jurisdictions in which the Company operates. The consolidated tax provision differs from that expected by applying the combined Canadian federal and provincial income tax rate to consolidated earnings before income taxes, for the following reasons:

	2003	2002
Expected combined Canadian federal and provincial income tax rate	**36.62%**	38.62%
Expected provision for income tax based on the above rate	**$ 3,213**	$ 1,136
Decrease in income tax resulting from: *Losses recognized for tax purposes:*		
Germany	**(59)**	(26)
United Kingdom	**–**	(35)
	(59)	(61)
Withholding tax - United States	**–**	25
Other	**(92)**	161
Provision for income taxes	**$ 3,062**	$ 1,261

A subsidiary of the Company has operating losses of approximately $783 available to offset future taxable income. These losses may be carried forward indefinitely. The future benefit of these losses has not been recorded in these financial statements because management recognizes that there is no certainty that sufficient taxable income will be generated to utilize these losses.

5. LOANS RECEIVABLE FROM SHAREHOLDERS:

The Company provided loans to employees of the subsidiary companies for the purpose of purchasing shares in the Company. These loans are interest free and are repayable on a straight-line basis at 10% to 20% of the original loan principal per year and will be repaid in full no later than December 31, 2007.

6. BANK INDEBTEDNESS:

The Company has a revolving facility of approximately $25,000 with the Bank of Nova Scotia which is secured by a general assignment of book debts, a general security agreement over all present and future personal property and the guarantees of certain of the Company's subsidiaries. Funds may be advanced under this facility in Canadian dollars at the Bank's prime lending rate or in U.S. dollars at the Bank's U.S. dollar base rate in Canada or LIBOR plus 1%. At December 31, 2003, the Company had borrowed $9,934 (2002—$9,015) under this facility.

The remainder of the bank indebtedness amounting to $2,255 (2002—$1,606) consists of funds borrowed under bank overdraft facilities extended to various of the Company's subsidiaries. Total overdraft credit available to the Company's subsidiaries amounts to approximately $4,000 with variable interest rates ranging from 3.8% to 11.5% at December 31, 2003.

7. LONG-TERM DEBT:

	2003	2002
Notes payable, secured by liens on capital assets with various maturity dates	**$ 5,243**	$ 4,408
Mortgage payable, secured by real estate, with monthly payments of principal and interest at an effective rate of 6.1% and maturing February 1, 2010	**1,622**	1,691
Mortgage payable, secured by real estate, at floating interest rate, with interest only repayment terms	**758**	–
Non-revolving facility with the Bank of Nova Scotia repayable over 36 months with interest at the bank rate plus .25%	**1,551**	1,932
	9,174	8,031
Less portion included in current liabilities	**3,102**	2,473
	$ 6,072	$ 5,558

The above notes payable include CDN. $6,766 from interest rates of 5.75% to 6.85%, Peruvian Sols 45 at interest rates from 5.00% to 14.13% and Thailand Bahts 514 at interest rates from 2.90% to 4.35% (2002— CDN. $6,846 at interest rates from 6.85% to 8.78% and Peruvian Sols 188 at interest rates from 4.14% to 14.13%). The above mortgages include Australian $1,006 (2002— $NIL). The above non-revolving facility includes CDN. $2,012 (2002—CDN. $1,817).

Repayment of long-term debt is scheduled as follows:

2004	$ 3,102
2005	2,144
2006	1,165
2007	708
2008	94
Thereafter	1,961
	$ 9,174

8. CAPITAL STOCK:

	2003	2002
Authorized:		
An unlimited number of shares without par value		
Issued:		
5,318,275 shares (2002—5,074,295 shares)	**$12,863**	$ 9,776

During the year, the Company issued 243,980 shares for $3,087 cash.

The Company has entered into agreements with its shareholders that provide, among other things, for restrictions on transfers of the shares and for the orderly succession or replacement of shareholders. Upon death, retirement, termination, or bankruptcy of a shareholder, the Company is required either to purchase or allow to be purchased by another shareholder all shares owned by the shareholder within six months of such an event for fair value as specified in the Agreement.

The Company facilitates the orderly transfer of shares from selling shareholders through an arrangement with an independent trustee. The trustee buys the shares from the selling shareholder for the price specified in the agreement and sells them to purchasing shareholders identified by the Company for the same price. The Company has never been required to purchase shares from selling shareholders, and has always been able to identify purchasers for the shares.

The total transfer value of outstanding shares as at December 31, 2003 amounts to $82,600 (2002—$64,200)

9. CASH FLOW INFORMATION:

Change in non-cash working capital items related to operations

	2003	2002
Marketable securities	**$ (686)**	$ 732
Accounts receivable	**(17,356)**	(4,156)
Work in progress	**(8,480)**	(2,446)
Accounts payable and accrued liabilities	**16,726**	1,513
Provision for Reliance liquidation	**(721)**	3,527
Income taxes	**(189)**	414
Other	**(1,586)**	(916)
	$(12,292)	$ (1,332)
Interest paid	**$ 1,650**	$ 1,357
Income taxes paid	**$ 2,705**	$ 3,311

On April 7, 2003, the Company purchased for cash 100% of the shares of GAIA Consultants Inc., a consulting company providing GIS and database management services.

The purchase price was allocated as follows:

Bank indebtedness	$ (33)
Non-cash working capital	46
Capital assets	132
	$ 145

On May 1, 2003, the Company purchased 100% of the shares of Hydrogeo Plus Inc., a consulting company providing contaminant hydrogeology services for the purchase price as shown below:

Cash consideration financed through the non-revolving loan facility with the Bank of Nova Scotia (note 7)	$ 347
Additional cash	9
Total purchase price	$ 356
The purchase price was allocated as follows:	
Bank indebtedness	(43)
Non-cash working capital	232
Capital assets	44
Other intangible assets (note 1g)	123
	$ 356

10. EMPLOYEE FUTURE BENEFITS:

The Company has defined contribution plans providing pension benefits to its employees. The defined contribution pension expense for the year ended December 31, 2003 was $4,452 (2002—$3,733). The Company has an obligation to provide post-retirement health, dental and other benefits to its existing retirees, based on 70% of the cost of such benefits, until the age of 75. Certain active employees retiring in the years 2003 through 2004 are also eligible for these benefits, but the cost to the Company reduces from 70% to 25% depending on the year of retirement. The Company has accrued its best estimate of the cost of this plan.

11. COMMITMENTS:

The Company and its subsidiaries are obligated under various long-term leases for building facilities, furniture, equipment and vehicles. Approximate annual lease commitments as at December 31, 2003 are as follows:

2004	$ 8,887
2005	7,878
2006	7,124
2007	6,343
2008	5,085
Thereafter	7,779

12. CONTINGENCIES:

In the ordinary course of business, several of the Company's subsidiaries have been named as parties to litigation and have been advised of claims arising from work they performed. Management is of the opinion that the outcome of such litigation and claims will not have a material adverse effect on the Company's financial position, operating results or cash flows.

Reliance Insurance Company (Reliance) provided primary professional liability and commercial general liability insurance coverage to several of the Company's subsidiaries during the period 1998 through September 6, 2000 at which time management elected to cancel this coverage with Reliance and rewrite this coverage with another carrier. On October 3, 2001, the Commonwealth of Pennsylvania placed Reliance in liquidation. As a result, management expects that it will be necessary for certain of the Company's subsidiaries to fund the applicable costs of defense and potential adverse settlements or judgments in connection with claims made during the policy period with Reliance. The Company has established a provision representing management's best estimate of the potential liability of the Company's subsidiaries. During the year, legal fees and other costs as well as settlements in connection with claims, amounting to $1,051, were charged against the provision and a balance of $670 representing an overprovision on a settled claim was credited to income. At December 31, 2003, management has determined that an additional provision amounting to $1,000 is required, based on its current evaluation of the ultimate liability resulting from the Reliance liquidation. The balance of the provision at December 31, 2003 is $6,483 (2002—$7,204). Management expects to continue to review the adequacy of this provision in the future and revise it if necessary.

13. FINANCIAL INSTRUMENTS:

Fair value

Other than investments in other companies and long-term debt, the fair values of the Company's financial instruments approximate their carrying values due to the relatively short period to maturity. Based on estimated interest rates currently available to the Company for mortgages, equipment loans and notes payable with similar terms and maturities, the fair market value of such instruments approximates the book value. It is not practicable to determine the fair values of investments in other companies (note 2).

Credit risk

Due to the large base of customers, the management of the Company has concluded that credit risk relating to its accounts receivable is normal. The Company has made suitable provision for accounts felt to be subject to risk of non-collection.

Interest rate risk

The Company is exposed to interest rate risk on its variable-rate interest-bearing debt consisting of bank indebtedness of $12,189 (note 6) and long-term debt of $2,309 (note 7).

14. SEGMENTED INFORMATION:

The Company, through its Canadian holding company, Golder Associates Corporation, provides earth engineering and environmental consulting services to clients on a global basis.

	Gross Revenues	Net Revenues	Capital and Intangible Assets
Canada	$ 121,324	$ 81,340	$ 10,425
United States	100,053	68,935	4,992
Asia Pacific	42,657	31,009	6,768
Europe	59,146	34,629	3,379
South America	14,510	6,930	901
Intercompany revenues	(19,189)	–	–
	$ 318,501	$ 222,843	$ 26,465

15. SUBSEQUENT EVENT:

On March 23, 2004, the Company reached a settlement with certain claimants in connection with claims made during the policy period with Reliance (note 12). Certain additional claims remain outstanding. The settlement amounts cannot be disclosed by agreement with the claimants; however, based on the settlement, management considers the amount provided with respect to the Reliance liquidation at December 31, 2003 is still appropriate.

Consolidated Income by Segment

Year ended December 31, 2003

	CONSULTING SERVICES										
thousands of U.S. dollars	Canada	United States	Asia Pacific	Europe	South America	GAC	Property Rentals	Insurance Services	Enterra Holdings Ltd.	Eliminate Interco. Billings	TOTAL
Gross Revenues	**$121,324**	**$100,053**	**$42,657**	**$59,146**	**$14,510**					$(19,189)	**$318,501**
Less subcontract and other direct costs	39,984	31,118	11,648	24,517	7,580					(19,189)	95,658
Net Revenues	81,340	68,935	31,009	34,629	6,930						222,843
Direct Labor	27,022	23,136	10,546	9,530	2,119						72,353
Net Project Income	54,318	45,799	20,463	25,099	4,811						150,490
Selling, General and Administrative Expenses	52,484	43,981	18,567	21,164	3,643	49	422	56	177	(1,010)	139,533
Operating Income (Loss)	1,834	1,818	1,896	3,935	1,168	(49)	(422)	(56)	(177)	1,010	10,957
Other Income (Expense)											
Investment and other income	66	149	30	140	(6)	555	1,058	527	758	(2,272)	1,005
Interest expense	(1,210)	(114)	(119)	(190)	(58)	(656)	(157)	(3)	(427)	1,262	(1,672)
Non-controlling interest			8								8
Amortization of intangible assets	(29)					(200)					(229)
Gain (loss) on foreign exchange	10	(9)	(160)	(51)	(22)	(281)			(453)		(966)
Reserve for Reliance liquidation	670	(1,000)									(330)
Total Other Income (Expense)	(493)	(974)	(241)	(101)	(86)	(582)	901	524	(122)	(1,010)	(2,184)
Income (Loss) Before Income Taxes	**1,341**	**844**	**1,655**	**3,834**	**1,082**	**(631)**	**479**	**468**	**(299)**	0	**8,773**



Professional Associates Indemnity Company Ltd.
Barbados
Edaphos Developments Ltd.
Canada
Golder Associates Corporation
Canada
Edaphos Developments Inc.
United States
Austerra Holdings Pty. Ltd.
Australia
Recora Pty. Ltd.
Australia
South America
Golder Associates Peru S.A.
Peru
Golder Associates Brazil Ltda.
Brazil
Golder Associates S.A.
Chile
Golder Associates Argentina S.A.
Argentina
Asia Pacific
Golder Associates Pty. Ltd.
Australia
Golder Associates Africa (Pty) Ltd.
South Africa
Golder Associates (PT Geotechnical + Environmental Services Indonesia)
Indonesia
Golder Associates (HK) Limited
Hong Kong
Golder Associates (New Zealand) Ltd.
New Zealand
BTG – Golder Company Ltd.
Thailand
Golder Associates (Philippines) Inc.
Philippines
Europe
Golder Associates s.r.l.
Italy
Golder Associates (UK) Limited UK
Golder Associates AB
Sweden
Golder Associates Oy
Finland
Golder Associates (Hungary) Kft. Hungary
Golder Associates GmbH
Germany
Golder Associates S. ARL
France
Golder Associates Global Iberica S.L. Spain
Golder Associates Europe Ltd. UK
Canada
Golder Associates Ltd.
Golder Associates Innovative Applications (GAIA) Inc.
Golder Paste Technology Ltd.
HydroQual Laboratories Ltd.
Western Oilfield Environmental Services Ltd.
United States
Golder Associates Inc.
Golder Construction Services

Corporate Information

AS OF JULY 2004

ENTERRA HOLDINGS LTD.

OFFICERS

F.W. Firlotte
President

J.R. Schultz
Secretary and Treasurer

BOARD OF DIRECTORS

M.L. Brown

W.F. Brumund

B.H. Conlin

M.C. Ervin

F.W. Firlotte

R.A. Fraser

P. Jarre

W.M. Kellestine

G.S. McKeown

L.W. Shelley

P.P. Swinick

E. Szerencses

S.R. Thompson

EHL BOARD COMMITTEES

AUDIT

L.W. Shelley, Chairman

M.L. Brown

G.S. McKeown

P.P. Swinick

FINANCE

G.S. McKeown, Chairman

W.F. Brumund

F.W. Firlotte

J.R. Schultz

L.W. Shelley

GOVERNANCE & COMPENSATION

M.L. Brown, Chairman

W.M. Kellestine

M.C. Ervin

E. Szerencses

MANAGEMENT

F.W. Firlotte, Chairman

J.R. Busbridge

B.H. Conlin

R.A. Fraser

D.W. Horsfield

P. Jarre

S.R. Thompson

RISK

W.F. Brumund, Chairman

M.C. Ervin

R.A. Fraser

W.M. Kellestine

E. Szerencses

AUDITORS

Deloitte & Touche LLP
Toronto, Ontario, Canada

LEGAL COUNSEL

McCarthy Tétrault LLP
Toronto, Ontario, Canada

BANKERS

Bank of Nova Scotia
Toronto, Ontario, Canada
Atlanta, Georgia, U.S.A.